UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

April  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-9 April 14, 2004

DESCRIPTION:

Jerrit Canyon Development Progress

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  April 14, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-09

April 14, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

JERRITT CANYON DEVELOPMENT PROGRESS

Denver, Colorado – April 14, 2004 – Queenstake Resources Ltd. (TSX:QRL).  Since announcing an updated reserve and resource for Jerritt Canyon on January 19, 2004 (NR 2004-02), much progress has been made toward development of those reserves, conversion of resources to additional reserves and in exploration for additional resources.  Development activities comprise a number of areas, including:

  Continued resource to reserve conversion;

  Development of the new Steer portal;

  Development from the Smith Mine toward the Mahala reserve and resource;

  Underground and surface exploration in and close to existing mines in order to add to existing resources; and

  District-scale exploration for the gold deposits that could constitute new mining areas.

Resource Conversion

The conversion of resource to reserve by means of definition drilling is an ongoing activity at each of the mines at Jerritt Canyon.  This often results in the availability and mining of newly defined blocks of ore before they are formally classified as reserve.  Such is currently the case at the SSX Mine, where substantial high-grade blocks in Zones 1 and 2 have been defined and mine plans prepared since the 2003 year-end reserve statement was prepared at the beginning of this year.  These blocks are close to existing development and are expected to be brought into production during this quarter with minimal additional development required.  These are in addition to the block of reserves in Zone 6 which was discovered and brought to the reserve category at the end of last year.  Development of this block, comprising about 120,000 tons at an average grade of approximately 0.475 ounces of gold per ton (opt) is approaching completion and we are just starting the first stope cross-cuts.  This block is expected to provide a sound base for SSX production through the rest of this year.

Steer Mine Portal

As announced in NR2004-05 dated March 1, 2004, the Company plans to open a new mine to the northwest of the SSX Mine which is expected eventually to link up with SSX.  The portal is being developed from the Steer open pit.  A contractor has been mobilized and stabilization of the pit wall is currently in progress, with commencement of the portal expected to take place next week.  Development will advance directly toward the reserves recently identified, but exploration drilling will follow the advancing face and will seek to further define known resource blocks a short distance from the portal.  The new mine is scheduled to come into production in mid 2005, after completion of the main decline and definition drilling of the known resource blocks.  However, some early production from resource blocks near the portal might be expected toward the end of this year.  Initial production rate is expected to be 500 tons/day, but has the potential to increase as additional working areas are opened up.

Mahala Development

One of the most significant areas of new reserve is the Mahala orebody and associated resource located some 1,500 feet southwest of the Smith Mine.  Development toward the Mahala orebody is about 25% complete and has advanced about 30% of the distance to the first planned underground drill station.  It is anticipated that a substantial amount of drilling will be completed before the end of this year, potentially contributing to additional resources and reserves.  The ore at Mahala has a distinct vertical component and horizontal or shallow-angle drilling from underground will assist in defining the geometry of ore shapes and further defining areas of resource in which drilling density from surface holes is not sufficient to bring the resource to the reserve category.  There are also a number of prospective targets that were not reached by earlier surface drilling.  Production from the Mahala orebody is also expected to start in 2005, greatly enhancing the utilization of the Smith portal and providing high-grade feed to the mill.

Exploration In and Close to Operating Mines

The Company has regularly reported on exploration results from within and close to existing mines.  This is an ongoing process, much of it derived from step-out drilling from known resource shapes.  The boundaries of the known resources are continually being expanded.  In some cases, the expansion is simply an extension of previously recognized and delineated resource blocks.  In other cases, such as in the area west of the Murray Mine, the expansion represents the discovery of new mineralization on trend from known ore.  Additional results of exploration in and close to the operating mines will continue to be reported on an ongoing basis.

District-Scale Exploration

Following the success of the initial drilling program at Starvation Canyon (NR 2004-06), drilling is now continuing in this area by means of both reverse circulation and diamond drilling.  The known zone of mineralization is open to the east, while a second zone to the south is being investigated.  Drilling will commence shortly in an area behind the high wall of the Burns Basin open pit, where numerous mineralized structures strike into the high wall of the pit and are associated with strong surface geochemical anomalies.  Drilling will also begin soon in the area of East Dash, where there is currently a defined reserve accessible from the Smith Mine but with undrilled potential both to the east and northeast.  A budget of approximately $8 million has been established for exploration for this year.

Summary

The objective of Queenstake’s development activities is to enhance the life of mining activities in the Jerritt Canyon District while optimizing the economics of gold production.  The increase in production capability afforded by the development of the Steer and Mahala orebodies will displace low-grade stockpile material from mill feed and thereby increase the mill feed grade by an expected 25 to 30%.  The resulting increase in production at no additional milling cost should result in reduced cash operating costs per ounce.  Resource conversion and exploration activities are expected to provide continuing production from the existing mines, while district-scale exploration presents the possibility of continued, long-term production from one of the great mining districts of Nevada.

Queenstake has scheduled a conference call today, Wednesday, April 14, 2004 at 10:00 AM Mountain Daylight Time for management to discuss the year-end results with the investment community and to answer questions about the Company’s progress at Jerritt Canyon.

The conference call may be accessed by telephone:

United States and Canada:

888-675-7686

International:

334-420-2612

The call will be recorded and may be replayed at any time for one week by telephone

United States and Canada:

866-219-1444 – for replay

International:

703-925-2474 – for replay

using the access code 440142

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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